UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMCOR PLC
(Exact name of registrant as specified in its charter)

Jersey	001-38932
(State or other jurisdiction of incorporation)	(Commission file number)

83 Tower Road North Warmley, Bristol United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip code)

Damien Clayton, Company Secretary +44 7773 615 794
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD for the year ended December 31, 2023, is presented by Amcor plc (which may be referenced as “Amcor,” “it,” “we,” “us” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” in the form of columbite-tantalite, cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants for which conflict minerals are necessary to the functionality or production of products manufactured by the registrant or contracted to be manufactured by the registrant (“3TG”). The reporting and disclosure requirements apply to all registrants, wherever the geographic origin of the conflict minerals.

Amcor is a global leader in developing and producing responsible packaging for food, beverage, pharmaceutical, medical, home and personal-care, and other products. We work with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains through a range of flexible and rigid packaging, specialty cartons, closures and services. We are focused on making packaging that is increasingly light-weighted, recyclable and reusable, and made using an increasing amount of recycled content.

Amcor requires suppliers that provide us with products, materials or components containing 3TG to submit information to us that allows us to conduct due diligence on the source and chain of custody of the 3TG in our supply chain. We expect our suppliers to adopt policies and establish their own due diligence programs to ensure the 3TG in our mutual supply chain is “DRC conflict free,” meaning that it does not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or is from recycled or scrap sources, and to provide us only with 3TG or products containing 3TG that are DRC conflict free. If we become aware of a supplier whose supply chain includes 3TG that is not DRC conflict free, we will take appropriate steps to remedy the situation in a timely manner, including reassessment of the supplier relationship. We expect our suppliers to take similar measures with their own suppliers.

Amcor Practices Sustainability in Procurement and Supply Chain Activities

Amcor is committed to managing, understanding, and reporting on our environmental footprint, which includes reporting on our responsible procurement activities. We also acknowledge such an expansive supply chain as a potential source of environmental, labor, and human rights risks. Though the packaging industry’s supply chain is less susceptible to such issues than many other industries, we must remain vigilant to protect ourselves, our customers, and our communities. Amcor’s procurement function works closely with our suppliers to maintain a supply chain that is responsible, ethical, and transparent by proactively tracking and managing the environmental and social impacts of our purchasing activities. All Amcor suppliers are required to comply with the principles outlined in Amcor’s Suppliers Code of Conduct (“SCoC”), which covers the areas of business integrity, labor standards, occupational health, and environmental management and improvement. Amcor’s SCoC covers the areas of business integrity, labor standards, occupational health, and environmental management and improvement. Our goal is for 100% of our strategic and critical suppliers, who represent approximately 53% of our global spend, to sign our SCoC or demonstrate they have an equivalent internal code of conduct in place. In our fiscal year, 2023, we achieved 99% compliance with this goal, with 99% of these suppliers—representing approximately USD $5.5 billion in total spend—reaching this benchmark.

Amcor also requests all our strategic and critical suppliers to complete assessments through the EcoVadis global supply chain sustainability rating platform. EcoVadis helps us evaluate each supplier’s performance in the areas of environment, labor practices and human rights, fair business practices and procurement sustainability. Based on a supplier’s responses, our procurement and sustainability teams can assess whether additional interventions are necessary to reduce risk and, if so, correctively engage with the supplier. In our fiscal year 2023, we set a goal for 75% of our strategic and critical suppliers to have completed an EcoVadis assessment within the past two years. Approximately 76% of these suppliers met this goal, representing USD $4.5 billion of spend within those supplier categories. Engaging with suppliers to achieve increased participation rates remains a key fiscal year 2024 goal across our global procurement teams. Through these assessments, we identified several suppliers who had received scores below EcoVadis’ suggested threshold or acceptable performance and required follow-up action. Using corrective action plans developed based on the EcoVadis assessment results, we worked with these suppliers to improve their environmental and social performance.

Several Amcor Business Groups also require suppliers to answer a set of sustainability-related questions during the onboarding process. This helps our procurement teams assess and address potential environmental and social risks before we initiate a relationship with the supplier. To ensure our procurement functions remain informed and current on the latest goals and issues related to responsible procurement, our sustainability team conducts ongoing trainings for all procurement team members at or above the category manager level. Amcor also works with customers and peers to advance responsible procurement across the industry through groups such as AIM-PROGRESS, which offers a pre-competitive environment for collaboration and brainstorming on human rights and environmental issues in the supply chain.

Conflict Minerals Disclosure

Amcor has developed an intra-company Conflict Minerals Questionnaire that each year requires designated senior personnel within the procurement function of each of Amcor’s business groups to review the group’s products and operations and determine whether the group manufactures, or contracts for the manufacture of, products containing 3TG. Where the response to these inquiries is in the affirmative, the designated personnel are required to identify the suppliers of such 3TG, or products containing 3TG. Senior Amcor procurement personnel then contact all identified suppliers of such 3TG, or products containing 3TG, to inform them about the 3TG issue, to advise them of Amcor’s commitment to sourcing 3TG responsibly and to elicit information about the suppliers’ sourcing of all such 3TG supplied to Amcor.

Amcor made a good-faith inquiry of responsible personnel within Amcor’s business groups that manufactured products, or that contracted for the manufacture of products, during the year ended December 31, 2023, to determine whether any of those products contained 3TG. Based on this inquiry, Amcor determined that certain products it manufactured, or for which it contracted for the manufacture, during the year ended December 31, 2023, contained 3TG (principally, tin).

Amcor then made a further good-faith inquiry of its suppliers of 3TG, or products containing 3TG. The inquiry was reasonably designed to determine whether any of such 3TG originated in a Covered Country or was from recycled or scrap sources.

Based on Amcor’s suppliers’ responses, Amcor has determined that the 3TG in its products manufactured, or contracted to be manufactured, during the year ended December 31, 2023, did not originate in a Covered Country, and Amcor has no reason to believe that the 3TG in its products originated in a Covered Country. In addition, all suppliers who supply Amcor with any 3TG for the manufacture of products containing such 3TG have confirmed that such suppliers source 3TG through smelters or refiners verified as conformant with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process, a widely recognized standard that uses independent, third-party audit assessment of smelter and refiner management systems and sourcing practices for responsible mineral procurement.

This Specialized Disclosure Report on Form SD is available on Amcor’s publicly available Internet website at https://www.amcor.com/investors/financial-information/sec-filings.

Item 1.02	Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Amcor plc
(Registrant)

Date: May 16, 2024	By:	/s/ Damien Clayton
Damien Clayton
Company Secretary